                             AMERICAN OIL & GAS INC.
                          Suite 400 - 601 West Broadway
                              Vancouver, BC V5Z 4C2
                            americanoilngas@gmail.com
                       Telephone & Facsimile (888)609-1173
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                                                                  April 17, 2012

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: American Oil & Gas Inc.
    Registration Statement on Form S-1
    Filed March 16, 2012
    File No. 333-180164

Dear Mr. Schwall,

Thank you for your assistance in the review of our filing. In response to your comment letter dated April 12, 2012 we have the following comments.

Registration Statement on Form S-1

Prospectus Cover Page

     1.   We have clarified the disclosure to read that once the Offering is complete the funds will be transferred to the operating account.

Summary, page 2

     2.   We have revised to disclose what "reactivation" means.

Risk Factors, page 3

     3.   We have added a risk factor addressing that our officer and director lives in Vancouver while our well is in Louisiana.

     4.   We have removed the statement that most of the risks will be the burden of the operator.

Description of Securities, page 15

     5.   Given that section 6.08 is standard by-law provision for most Nevada companies, and does not negatively impact upon any shareholder rights, we feel that any additional disclosure in regards to its specific implications is unwarranted. For example, section 6.08 prevents the company from adopting any statutory or similar provisions that would have the effect of restricting its shareholders' voting rights as per
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          (i), or would require a shareholder to have their shares redeemed as a result of any other party's acquisition of shares of the company, as per (ii). The further reference in regards to the Nevada Control Share
          Acquisitions Act pertains to the scenario in (ii), which creates a specific set of rules and rights that are afforded to a party who acquires and controlling interest in a company, and their ability to requisition a meeting, redeem other shares and the granting of certain voting privileges to their specific shares. Given that such a shareholder already has the ability to requisition a meeting, and vote their shares on the same terms as the other shareholders, such additional provisions are unwarranted. Finally, that Act only applies if the company does business specifically in Nevada, and is not just incorporated there, which we do not."

Where You Can Find More Information, page 25

     6.   We have removed any reference to being a voluntary filer.

Plan of Operation, page 26

     7.   We have removed the revenue projections from this section.

Undertakings, page II-4

     8.   The Undertakings have been revised to reflect the language required by
          Item 512(h) of Regulation S-K.

Exhibits

     9.   We have included a copy of the subscription agreement as Exhibit 10.5.

Exhibit 5.1

     10.  The attorney has provided us with a revised consent and it is filed herewith.

Exhibit 10.1

     11.  We have refiled a more legible copy of the lease agreement.

Exhibit 23.2

     12.  The auditor has provided us with a revised consent and it is filed herewith.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges the following:

     *    Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
          Commission from taking any action with respect to the filing;

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     *    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     *    The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the
          Commission or any person under the federal securities laws of the
          United States.

Sincerely,

/s/ Robert Gelfand
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Robert Gelfand
President & Director

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